Exhibit 99.7(r)

Republic First Bancorp and Norcross Braca Group Provide Update on Closing of $35 Million Capital Investment

PHILADELPHIA, November 30, 2023 (GLOBE NEWSWIRE) - Republic First Bancorp, Inc. (OTCEM: FRBK) (“Republic” or the “Company”), the parent company of Republic First Bank d/b/a Republic Bank, and George E. Norcross, III, Gregory B. Braca, Philip A. Norcross, Lexie Norcross, and other Norcross family members and affiliates (collectively, the “Norcross Braca Group”), today provided an updated timeline for the closing of the Norcross Braca Group’s previously announced $35 million capital investment in the Company.

The parties have agreed to extend the outside date for closing the investment to February 29, 2024, subject to the closing conditions outlined in the securities purchase agreement filed with the Securities and Exchange Commission on November 2, 2023. Republic will now hold a special meeting of stockholders no later than February 16, 2024 to facilitate the approval of the transaction. Further solidifying the investment, the Norcross Braca Group today deposited $35 million into an escrow account, which is to be released to the Company upon closing.

“We have made significant progress on what has been a complicated transaction, which is why we fully funded our $35 million investment into an escrow account – we will be able to move forward quickly when all requirements have been met and closing conditions have been satisfied,” said George E. Norcross, III. “We look forward to completing the transaction in the coming weeks so we can make the changes needed to set Republic First up for long term success for the benefit of its customers and clients, employees and shareholders.”

Thomas X. Geisel, President and Chief Executive Officer of Republic, commented, “While we proceed toward closing this transaction to strengthen the Company’s capital position, our team continues to work on making sustainable process and operational efficiency improvements, while maintaining Republic Bank’s focus on providing a high level of service and responsiveness for our customers and communities. Phil and Greg have been valuable additions as Observers to the Board since we announced the investment and the continuation of our plan to raise a total of $75 million to $100 million in capital.”

Republic also announced that the Company’s 2022 annual meeting, which had previously been scheduled for December 19, 2023, will be postponed to better align with the timing of the transaction close. The 2022 annual meeting will be held at a time and date to be announced, along with the record date for determining shareholders entitled to receive notice of and vote at this meeting.